SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of September, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding the Sale of Rental Property,” made public on Friday September 18, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: September 18, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
Chief Financial Officer

September 18, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/index_e.htm

Announcement Regarding the Sale of Rental Property

TOKYO, Japan – September 18, 2009 – ORIX Real Estate Corporation, a 100% consolidated subsidiary of ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding the sale of a rental property that it owns. Brief details are as follows.

1.	Outline of Transfer

(1) Name of asset:	INTAGE Akihabara Building
(2) Location:	3-15 Kanda Neribei-cho, Chiyoda-ku, Tokyo
(3) Land area:	1,881.02m2 (Area of Temporary Replotting)
(4) Building area:	19,707.86m2 (Land Registry Book Records)
(5) Building scale:	19F/2B

2.	Transfer Schedule

September 18, 2009	Property transfer agreement execution
September 18, 2009	Property transfer settlement and handover

3.	Reason for Transfer

Land was purchased and held for a specified period of time according to the original plan as a part of the real estate business.

4.	Impact on Performance

Approximately 7 billion yen in gains on sales of real estate under operating leases (reclassified as discontinued operations) is projected during the second consolidated fiscal quarter (July 1 to September 30, 2009) as a result of this transaction. The forecast for the consolidated fiscal year has not been changed in connection to the transfer.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”